To announce the Company's January 2014 revenues
Date of events: 2014/02/10
Contents:
1. Date of occurrence of the event: 2014/02/10
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 2.8% year-over-year decrease in unaudited consolidated revenue to NT$19.31 billion for January 2014. Operating income increased by 25.3% to NT$4.03 billion. Income before income tax increased by 34.3% to NT$4.27 billion. Net income attributable to stakeholders of the parent increased by 39.5% to NT$3.46 billion, and EPS was NT$0.45. Although mobile value-added service revenue increased by 36.4% attributed to mobile internet subscriber increase, our mobile communications business revenue decreased 1.0% year-over-year attributed to (1) mobile voice revenue decrease of 10.3% owing to market competition and tariff reduction and (2) smart devices sales decrease of 9.7%. Broadband access revenue remained flat year over year. HiNet ISP service revenue decreased 1.1%. MOD revenue increased 9.7% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 4.9% and 1.4%, respectively. Additionally, the ICT project revenue declined year over year. Operating costs and expenses decreased 8.1% to NT$15.28 billion year-over-year, mainly due to less costs of goods sold and reduced ICT project costs.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.